EXHIBIT 10.1
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (this “Agreement”) is entered into as of September 15, 2005, by and between The GEO Group, Inc., a Florida corporation (“GEO”), JFS Development, LLC, a Delaware limited liability company (“Buyer”), and James F. Slattery, an individual resident of the State of Florida and the sole member of Buyer (the “Sole Member”). Certain other capitalized terms used herein are defined in Article XI and throughout this Agreement.
RECITALS
     WHEREAS, Correctional Services Corporation (“CSC”), its wholly-owned subsidiary, Youth Services International, Inc., a Maryland corporation (“YSI”), and the YSI subsidiaries set forth on Exhibit A attached hereto (YSI and such subsidiaries, the “YSI Entities”) operate secure and non-secure correctional and detention facilities for low, medium and high risk youths (all of the foregoing juvenile facilities operated by CSC and the YSI Entities, the “Juvenile Business”);
     WHEREAS, CSC’s primary business is the operation of secure, residential correctional and detention facilities that house and service adult offenders (the “Adult Business”);
     WHEREAS, The GEO Group, Inc. (“GEO”) has agreed to acquire CSC pursuant to that certain Merger Agreement, dated as of July 14, 2005 (the “Merger Agreement”), by and among GEO, CSC and GEO Acquisition, Inc., a wholly-owned subsidiary of GEO, which provides that, at the Effective Time (as defined in the Merger Agreement), GEO Acquisition, Inc. will merge with and into CSC (the “Merger”) and CSC shall continue as the surviving corporation of the Merger and a direct, wholly-owned subsidiary of GEO;
     WHEREAS, the Sole Member is currently serving as the Chief Executive Officer and President of CSC and in such capacity is knowledgeable about and has access to such information regarding the assets, liabilities and operations of the YSI Entities and the Juvenile Business for purposes of effectuating the transactions contemplated by this Agreement;
     WHEREAS, subject to and following the consummation of the Merger, Buyer desires to purchase, and GEO desires to cause CSC to sell to Buyer, all of the outstanding shares of common stock, par value $0.01 per share, of YSI (the “Purchased Shares”) on the terms and subject to the conditions set forth herein (the “Stock Purchase”);
     WHEREAS, Buyer understands and acknowledges that it is buying the Purchased Shares “AS IS” and without the benefit of any representations or warranties, express or implied, of any kind from GEO or CSC regarding the Purchased Shares or the assets, liabilities and operations of the YSI Entities or the Juvenile Business;
     WHEREAS, the parties hereto desire that, following the Effective Time and prior to the Closing, to the extent transferable and provided that the Required Consents (as defined below) to such transfer have been obtained, GEO shall cause CSC to transfer, and YSI to assume, on an “AS IS” basis as a contribution to the capital of YSI, (i) all rights under the facility management contracts of the Juvenile Business to which CSC is a party, each of which is listed on Exhibit B attached hereto (the “CSC Juvenile Contracts”), (ii) all duties, liabilities and obligations of CSC under, pursuant to or related to the Juvenile Business and/or the CSC Juvenile Contracts, whether arising prior to, on or after the Closing, but excluding any liability for the matter set forth on Schedule 6.7(a) hereof (collectively, the “CSC Juvenile Liabilities”), (iii) those assets owned by CSC which were used primarily in the operation of the Juvenile Business as of July 14, 2005, and (iv) all accounts receivable of CSC related to the Juvenile Business prior to the Closing ((i), (iii) and (iv) above are collectively referred to herein as the “CSC Juvenile Assets”)); and
     WHEREAS, the parties hereto desire that, following the Effective Time and prior to the Closing, to the extent transferable, GEO shall cause YSI to (i) transfer to CSC title to the real property described on Exhibit C attached hereto, and all rights and benefits related thereto (the “Genesis Property”), together with all non-real property assets and fixtures on the Genesis Property as of the date hereof and (ii) assign and transfer to CSC, and CSC to assume, all duties, liabilities and obligations of YSI related to the Genesis Property and described on Exhibit D attached hereto, whether arising prior to, on or after the Closing (the “Genesis Property Liabilities”), all of the foregoing transferred on an “AS IS” basis for other good and valuable consideration.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, GEO and Buyer hereby agree as follows:
ARTICLE I
PURCHASE OF STOCK; PURCHASE PRICE; CLOSING
     1.1 Purchase of Stock. Upon the terms and subject to the conditions of this Agreement, at the Closing, GEO shall cause CSC to convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and accept from CSC, the Purchased Shares on an “AS IS” basis.
     1.2 Conveyance. The conveyance, assignment, transfer and delivery of the Purchased Shares shall be effected by delivery at the Closing by CSC to Buyer of stock certificates representing the Purchased Shares, duly endorsed or accompanied by stock powers duly executed in blank.
     1.3 Purchase Price. As consideration for the Purchased Shares, Buyer shall, on the terms and subject to the conditions and limitations set forth herein, pay to CSC a purchase price equal to Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000) (the “Purchase Price”), (a) One Million Seven Hundred and Fifty Thousand Dollars ($1,750,000) of which shall be payable at Closing by wire transfer of immediately available funds (the “Initial Cash Payment”), and (b) Two Million Dollars ($2,000,000) of which shall be payable by Buyer to CSC in quarterly installments over the three year period immediately following the Closing in accordance with the terms of a promissory note to be delivered by Buyer to CSC at Closing, in the form attached hereto as Exhibit E (the “Promissory Note”); provided, however, that the Purchase Price and the Initial Cash Payment shall be subject to adjustment pursuant to the terms of Section 6.4 and Section 6.12.

     1.4 Closing Date. Unless this Agreement shall have been terminated in accordance with Article IX, after the Effective Time and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Stock Purchase (the “Closing”) will take place on a date and at a time to be specified by the parties, which shall be no later than the same day that the conditions set forth in Article VIII are satisfied or waived (other than those that by their terms are to be satisfied or waived at the Closing), at the offices of Akerman Senterfitt, One Southeast Third Avenue, Suite 2800, Miami, Florida 33131, unless another time, date and/or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date”.
ARTICLE II
PRE-CLOSING TRANSACTIONS
     2.1 CSC Transfer. Following the Effective Time and prior to the Closing, to the extent transferable and provided that the third party consents set forth on Exhibit F related to such transfer (the “Required Consents”) have been obtained, GEO shall cause CSC to deliver to YSI (a) an “AS IS” bill of sale, in a form mutually agreeable to GEO and Buyer, to effect the transfer of the CSC Juvenile Assets from CSC to YSI, and (b) an “AS IS” assignment and assumption, in a form mutually agreeable to GEO and Buyer, to effect the assignment and delegation by CSC, and the assumption by YSI, of the CSC Juvenile Liabilities (the execution and delivery of the foregoing, together with the acceptance thereof by YSI, the “CSC Transfer”). The obligations of GEO pursuant to this Section 2.1 shall terminate at the time of the Closing.
     2.2 YSI Transfer. Following the Effective Time and prior to the Closing, to the extent transferable, GEO shall cause YSI to deliver to CSC (a) a quit claim deed for the Genesis Property in a form mutually agreeable to GEO and Buyer, (b) an “AS IS” bill of sale, in a form mutually agreeable to GEO and Buyer, for all non-real property assets and fixtures on the Genesis Property as of the date hereof, and (c) an “AS IS” assignment and assumption agreement, in a form mutually agreeable to GEO and Buyer, to effect the assignment and delegation by YSI, and the assumption by CSC, of the Genesis Property Liabilities (the execution and delivery of the foregoing, together with the acceptance thereof by CSC, the “YSI Transfer”). The obligations of GEO pursuant to this Section 2.2 shall terminate at the time of the Closing. The CSC Transfer and the YSI Transfer are collectively referred to herein as the “Pre-Closing Transfers.”
     2.3 Other Actions. Except as contemplated by this Agreement, following the Effective Time and prior to the Closing, GEO shall take all action reasonably within its control to ensure that no properties, assets, rights or entitlements related to the Juvenile Business are transferred to CSC or any of its subsidiaries other than the YSI Entities and to ensure that no properties, assets, rights or entitlements related to the Adult Business are transferred to any YSI Entity.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF BUYER
     As a material inducement to GEO to enter into this Agreement and to consummate the transactions contemplated hereby, on a joint and several basis (i) Buyer makes the following representations and warranties to GEO and (ii) YSI, upon its execution at the Closing of the Joinder (as defined below) to this Agreement in accordance with Section 6.10 below, shall be deemed to have made the representations and warranties made by Buyer in this Agreement:
     3.1 Sole Member’s Knowledge of YSI Entities and Purchased Shares. The Sole Member is the Chief Executive Officer and President of CSC and, as such, is knowledgeable about (a) the assets, liabilities and operations of the YSI Entities and the Juvenile Business, and (b) the Purchased Shares, CSC’s ownership thereof and whether the Purchased Shares are subject to any Liens.
     3.2 “AS IS” Sale. Buyer understands and agrees that it is purchasing the Purchased Shares “AS IS” and acknowledges that neither GEO nor CSC have made any representations or warranties, express or implied, of any kind regarding the Purchased Shares or the assets, liabilities or operations of any YSI Entity including, without limitation, any representations and warranties regarding (i) title to the Purchased Shares, (ii) whether the Purchased Shares are subject to any Liens, or (iii) the financial condition or prospects of any YSI Entity. Buyer is a sophisticated purchaser who on an informed basis accepts the Purchased Shares “AS IS.” Neither Buyer nor the Sole Member has relied on any representations or warranties from GEO or CSC, or any Affiliate thereof, regarding the Purchased Shares or the YSI Entities.
     3.3 Power and Authority. Buyer has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Each of Buyer and the Sole Member has the requisite competence and all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by the Sole Member, and no further actions on the part of Buyer or the Sole Member are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.
     3.4 Enforceability. This Agreement has been duly executed and delivered by each of Buyer and the Sole Member, and, assuming the due authorization, execution and delivery hereof by GEO, constitutes the legal, valid and binding obligation of Buyer and the Sole Member, enforceable against each of Buyer and the Sole Member in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

     3.5 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by each of Buyer and the Sole Member do not, and the performance of this Agreement by Buyer, the YSI Entities and CSC and the consummation by Buyer, the YSI Entities and CSC of the transactions contemplated hereby will not, (i) conflict with or violate the Articles/Certificate or Organization, Operating Agreement, Articles/Certificate of Incorporation or Bylaws (or similar organizational documents) of Buyer or any YSI Entity, (ii) conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, judgment, injunction, decree or other order (“Law”) applicable to Buyer or any YSI Entity, (iii) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, provincial, federal, state or local government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (each, a “Governmental Authority”), or (iv) except for the Required Consents and as otherwise set forth on Schedule 3.5, result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in a material loss of a material benefit under, give rise to a right or obligation under, require any consent or approval, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien pursuant to, any contract, agreement, note, bond, mortgage, indenture, lease, license, permit or other binding commitment, instrument or obligation (“Contract”) to which Buyer, the Sole Member, or any YSI Entity is a party or by which Buyer, the Sole Member, any YSI Entity or CSC (solely with respect to Contracts relating to the Juvenile Business) is bound or by which any of the properties or assets of Buyer, the Sole Member, any YSI Entity, or the Juvenile Business are affected, or, solely with respect to Contracts relating to the Juvenile Business, any Contract to which CSC is a party or by which CSC is bound or by which any of the properties or assets of CSC are affected.
     3.6 No Commissions. Neither Buyer nor the Sole Member has incurred any obligation or liability, contingent or otherwise, for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby.
     3.7 Absence of Litigation. Except as set forth on Schedule 3.7, (i) there is no material litigation, suit, claim, action, proceeding, hearing, petition, grievance, complaint, investigation, inquiry or audit (an “Action”) pending or threatened against CSC (to the extent such Action relates to the Juvenile Business) or any YSI Entity, or any property or asset utilized in the operation of the Juvenile Business, before any Governmental Authority, and (ii) to the Knowledge of the Sole Member, no incidents or events have occurred relating to the Juvenile Business that could reasonably be expected to give rise to such an Action. Except as set forth on Schedule 3.7, the Sole Member is not a defendant in any Action in connection with his status as an officer or director of CSC, any YSI Entity or Buyer.
     3.8 No Unknown Liabilities; Pro Forma Balance Sheet. Neither CSC (to the extent related to the Juvenile Business) nor any YSI Entity has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at June 30, 2005 (including the notes thereto) included in CSC’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, or (ii) incurred in the ordinary course of business since June 30, 2005. Except as set forth on Schedule 3.8, the pro forma balance sheet attached hereto as Exhibit G (the “Pro Forma Balance Sheet”), (a) consists of the actual balance sheet of YSI as of June 30, 2005, as adjusted to reflect the Pre-Closing Transfers as if they had been consummated on June 30, 2005, and (b) reflects all assets, liabilities and obligations (whether accrued, absolute, contingent or otherwise) relating to the Juvenile Business, as of June 30, 2005. There have been no material changes in the Pro Forma Balance Sheet between the date of this Agreement and the Closing.
     3.9 Genesis Property. YSI owns fee simple title to the Genesis Property, free and clear of all Liens, other than (i) as set forth on Schedule 3.9 and (ii) Liens for current taxes and assessments not yet due and payable (collectively, “Permitted Liens”). Schedule 3.9 identifies each lease, license or management agreement for the use or occupancy of the Genesis Property (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been delivered to GEO. Each of the Lease Documents is valid, binding and in full force and effect as against YSI and, to the Knowledge of Sole Member, as against the other party thereto. YSI has not received written notice under any of the Lease Documents of any default which has not been cured to the satisfaction of the other party thereto, and, to the Knowledge of Sole Member, no event has occurred which, with notice or lapse of time or both, would constitute a material default by YSI. The Genesis Property is not subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Sole Member, has any such condemnation, expropriation or taking been proposed. Neither CSC nor any YSI Entity has violated any material covenants, conditions or restrictions affecting the Genesis Property.
     3.10 Employee Benefits. There are no severance costs payable pursuant to any plans or arrangements maintained by CSC or YSI and arising out of, or in connection with, this Agreement and the transactions contemplated hereby (which shall not be deemed to include the Merger).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF SOLE MEMBER
     As a material inducement to GEO to enter into this Agreement and to consummate the transactions contemplated hereby, the Sole Member makes the following representations and warranties to GEO:
     4.1 Sole Member’s Knowledge of YSI Entities and Purchased Shares. The Sole Member is the Chief Executive Officer and President of CSC and, as such, is knowledgeable about (a) the assets, liabilities and operations of the YSI Entities and the Juvenile Business, and (b) the Purchased Shares, CSC’s ownership thereof and whether the Purchased Shares are subject to any Liens.
     4.2 “AS IS” Sale. The Sole Member understands and agrees that Buyer is purchasing the Purchased Shares “AS IS” and acknowledges that neither GEO nor CSC have made any representations or warranties, express or implied, of any kind regarding the Purchased Shares or the assets, liabilities or operations of any YSI Entity including, without limitation, any representations and warranties regarding (i) title to the Purchased Shares, (ii) whether the Purchased Shares are subject to any Liens, or (iii) the financial condition or prospects of any

YSI Entity. Buyer is a sophisticated purchaser who on an informed basis accepts the Purchased Shares “AS IS.” Neither Buyer nor the Sole Member has relied on any representations or warranties from GEO or CSC, or any Affiliate thereof regarding the Purchased Shares or the YSI Entities.
     4.3 Power and Authority. The Sole Member has the requisite competence and all necessary power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. No further actions on the part of the Sole Member are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.
     4.4 Enforceability. This Agreement has been duly executed and delivered by the Sole Member, and, assuming the due authorization, execution and delivery hereof by GEO and Buyer, constitutes the legal, valid and binding obligation of the Sole Member, enforceable against the Sole Member in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.
     4.5 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by the Sole Member do not, and the performance of this Agreement by the Sole Member will not, (i) to the Knowledge of the Sole Member, conflict with or violate any Law applicable to Buyer or any YSI Entity, (ii) to the Knowledge of the Sole Member, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, or (iii) except for the Required Consents or as set forth on Schedule 3.5, result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in a material loss of a material benefit under, give rise to a right or obligation under, require any consent or approval, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien pursuant to, any Contract to which the Sole Member or, to the Knowledge of the Sole Member, Buyer or any YSI Entity is a party, or by which the Sole Member or, to the Knowledge of the Sole Member, Buyer or any YSI Entity is bound, or by which any of the properties or assets of the Sole Member or, to the Knowledge of the Sole Member, Buyer or any YSI Entity, are affected.
     4.6 No Commissions. The Sole Member has not incurred any obligation or liability, contingent or otherwise, for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby.
     4.7 Absence of Litigation. Except as set forth on Schedule 3.7, to the Knowledge of the Sole Member, (i) there is no material Action pending or threatened against CSC (to the extent such Action relates to the Juvenile Business) or any YSI Entity, or any property or asset utilized in the operation of the Juvenile Business, before any Governmental Authority, and (ii) no incidents or events have occurred relating to the Juvenile Business that could reasonably be expected to give rise to such an Action. Except as set forth on Schedule 3.7, the Sole Member is not a defendant in any Action in connection with his status as an officer or director of CSC, any YSI Entity or Buyer.

     4.8 No Unknown Liabilities. To the Knowledge of the Sole Member, neither CSC (to the extent related to the Juvenile Business) nor any YSI Entity has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries as of June 30, 2005 (including the notes thereto) included in CSC’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, or (ii) incurred in the ordinary course of business since June 30, 2005. To the Knowledge of the Sole Member, except as set forth on Schedule 3.8, the Pro Forma Balance Sheet (a) consists of the actual balance sheet of YSI as of June 30, 2005, as adjusted to reflect the Pre-Closing Transfers as if they had been consummated on June 30, 2005, and (b) reflects all assets, liabilities and obligations (whether accrued, absolute, contingent or otherwise) relating to the Juvenile Business, as of June 30, 2005. To the Knowledge of the Sole Member, there have been no material changes in the Pro Forma Balance Sheet between the date of this Agreement and the Closing.
     4.9 Genesis Property. To the Knowledge of the Sole Member, except as set forth on Schedule 3.9, (i) YSI owns fee simple title to the Genesis Property, free and clear of all Liens, other than Permitted Liens, and (ii) there are no existing leases, licenses or management agreements for the use or occupancy of the Genesis Property other than the Lease Documents, (iii) the Genesis Property is not subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Sole Member, has any such condemnation, expropriation or taking been proposed, and (iv) neither CSC nor any YSI Entity has violated any material covenants, conditions or restrictions affecting the Genesis Property.
     4.10 Financing. At the Closing, Buyer will have sufficient cash available to it to pay the Initial Cash Payment and to consummate the Stock Purchase.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF GEO
     As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, GEO makes the following representations and warranties to Buyer; provided, however, that to the extent any of the representations and warranties set forth below relate to GEO’s ability or authority to cause CSC to act, such representations and warranties shall be deemed to be given at the Effective Time and not as of the date of this Agreement:
     5.1 Power and Authority. GEO has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by GEO and the consummation by GEO of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of GEO are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

     5.2 Enforceability. This Agreement has been duly executed and delivered by GEO, and, assuming the due authorization, execution and delivery by Buyer and the Sole Member, constitutes the legal, valid and binding obligation of GEO, enforceable against GEO in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.
     5.3 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by GEO do not, and the performance of this Agreement by GEO and the consummation by GEO of the transactions contemplated hereby will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of GEO, (ii) conflict with or violate any Law applicable to GEO, or (iii) except as set forth on Schedule 5.3, result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in a material loss of a material benefit under, give rise to a right or obligation under, require any consent or approval, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien pursuant to, any Contract to which GEO is a party or by which GEO is bound or by which any of the properties or assets of GEO are affected.
     5.4 No Commissions. Except as set forth on Schedule 5.4, GEO has not incurred any obligation or liability, contingent or otherwise, for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby for which Buyer or YSI will have any liability or responsibility.
ARTICLE VI
ADDITIONAL AGREEMENTS
     6.1 Conduct of the Juvenile Business Prior to the Closing. Except as contemplated by this Agreement, between the Effective Time and the Closing or the earlier termination of this Agreement, GEO shall cause YSI not to take any of the following actions (except upon the prior written consent of Buyer, which consent shall not be unreasonably withheld):
          (a) merge or consolidate with any other Person;
          (b) sell, lease, license or otherwise dispose of any material assets or properties;
          (c) create any material Lien, claim, restriction or liability on any properties or assets (other than Liens which will be released at Closing);
          (d) cancel or compromise any accounts receivable, except in the ordinary course of business consistent with past practice;

          (e) acquire a material amount of properties or assets of any other Person, except in the ordinary course of business consistent with past practice;
          (f) enter into or terminate any material contract or agreement, except in the ordinary course of business consistent with past practice;
          (g) change any accounting methods or practices in any material respect;
          (h) grant or agree to grant any preferential right to purchase any properties or assets;
          (i) make any purchase, sale or transfer of assets in anticipation of this Agreement, or which would in any manner contravene the intent of this Agreement;
          (j) cancel or waive any claims or rights of substantial value;
          (k) conduct its business or enter into any transaction, except in the ordinary course of business consistent with past practices;
          (l) improve or enhance any compensation or benefit plans or arrangements maintained by CSC for its employees, or adopt or implement such a plan or arrangement; or
          (m) agree or commit to do any of the foregoing.
     6.2 Further Assurances; Access to Books and Records.
          (a) Each party hereto shall (and, (i) following the Effective Time, GEO shall cause CSC to, (ii) following the Effective Time and prior to the Closing, GEO shall cause the YSI Entities to, and (iii) from and after the Closing, Buyer shall cause the YSI Entities to) execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby. Without limiting the generality of the foregoing, at any time at or after the Closing, each party hereto shall (and, (i) following the Effective Time, GEO shall cause CSC to, and (ii) from and after the Closing, Buyer shall cause the YSI Entities to) (A) execute, deliver, acknowledge, file and record, or cause to be executed, delivered, acknowledged, filed and recorded, such further bills of sale, deeds, general conveyances, endorsements, assignments and other good and sufficient instruments of sale, transfer, assignment and conveyance and such further consents, certifications, affidavits and assurances the other party may reasonably request in order ensure that all right, title and interest in and to the CSC Juvenile Assets and the CSC Juvenile Liabilities are vested in YSI and all right, title and interests in and to the Genesis Property and the Genesis Property Liabilities are vested in CSC and (B) take, or cause to be taken, all actions and do, or cause to be done, all such things as the other party may reasonably request in order to put YSI in actual possession and operating control of the Juvenile Assets and to put CSC in actual possession and operating control of the Genesis Property.
          (b) Without limiting the generality of paragraph (a) above, except as otherwise expressly provided in this Agreement, in the event that on or after the Closing Date if either GEO or CSC receives any checks or any other amounts in cash in respect of any properties, assets, rights or entitlements relating to the Juvenile Business or YSI receives any checks or any other amounts in cash in respect of any properties, assets, rights or entitlements relating to the Adult Business or the Genesis Property (including, but not limited to, any checks or cash from collections of any accounts receivable), such checks or cash (i) shall be held in trust for the benefit of the other party or parties, (ii) in the case of checks, shall be duly and properly endorsed to the other party or parties in accordance with such instructions as such party or parties shall from time to time furnish to the party receiving the same and shall be forwarded, no later than ten (10) Business Days after the date of receipt thereof to the other party or parties at the location specified as its address for notice in this Agreement, and (iii) in the case of cash in a form other than a check, shall be immediately forwarded to the other party or parties in such manner as the receiving party shall from time to time direct.
          (c) Buyer shall (and, (i) following the Effective Time, GEO shall cause CSC to, (ii) following the Effective Time and prior to the Closing, GEO shall cause the YSI Entities to, and (iii) from and after the Closing, Buyer shall cause the YSI Entities to), at the request of any party hereto and at such requesting party’s expense, provide such party with reasonable access to the books, records, properties and other assets of Buyer, CSC and/or the YSI Entities, as applicable, to the extent that such party requests such information in connection with (A) the preparation of any financial statements, (B) the initiation or defense of any Action, (C) the response to any audits or inquiries by any Governmental Authority, (D) the preparation and/or filing of any tax returns or other tax related documents, (E) the procurement of insurance coverage, and (F) any other reasonably legitimate business purpose.
     6.3 Publicity; Confidentiality. No press release or other public announcement concerning the transactions contemplated by this Agreement shall be made by any party without the prior consultation with, and agreement of, the other party, except for any legally required communication by any party. Notwithstanding the foregoing, (a) GEO may issue press releases and otherwise communicate with investors, analysts, lenders, customers, financial advisers and other third parties with whom GEO deems it necessary and/or advisable to communicate, regarding the terms of this Agreement and the transactions contemplated hereby, subject to the applicable requirements of Regulation F-D, and (b) GEO may disclose information regarding this Agreement and the transactions contemplated hereby in any proxy statement filed by CSC with the Securities and Exchange Commission with respect to the Merger; provided, however, that Buyer shall be given a reasonable opportunity to review and comment on any such proxy statement; further provided, however, that GEO shall be under no obligation to accept any comments or other input provided by Buyer with respect to such proxy statement. Each party agrees not to, and to cause their respective directors, officers, employees, agents and representatives not to, divulge, communicate, use or disclose any trade secrets or other information of the other party and its Affiliates (which, in the case of GEO will include CSC, and, in the case of Buyer, will include YSI) that is of a proprietary or confidential nature (“Confidential Information”), except as required by applicable law or compelled to disclose by judicial or administrative process. Confidential Information shall not include (i) information that is already in or subsequently enters the public domain, other than as a result of any direct or indirect action or inaction by such party, or (ii) information that was lawfully received from a third party free of any obligation of confidence of or to such party.
     6.4 Crisp County Performance Bond. If the Closing occurs on or before October 14, 2005, Buyer and YSI shall indemnify GEO for any Losses (as defined below) paid by GEO or CSC for claims made against the Crisp County Performance Bond (defined below) between the Closing Date and October 14, 2005; provided that CSC and GEO shall not settle or compromise any claim made under the Crisp County Performance Bond during such period without the consent of Buyer, which consent shall not be unreasonably withheld. If the Closing occurs after October 14, 2005, CSC shall renew the Crisp County Performance Bond solely in the name of YSI, for the one year period between October 14, 2005 and October 14, 2006, and pay the premium for such renewal; provided, however, that the cash portion of the Purchase Price payable by Buyer at Closing shall be increased by an amount equal to (a) the premium for the renewal paid by CSC minus (b) a portion of the premium prorated to account for the period between October 14, 2005 and the Closing. The “Crisp County Performance Bond” means the performance bond required by that certain contract (No. 461-030-0000000043) between the Georgia Department of Juvenile Justice and Youth Services International, Inc., effective November 1, 2003.
     6.5 Employees.
          (a) With respect to any CSC employees employed in the Juvenile Business prior to or as of the Closing (the “Juvenile Business Employees”), each of GEO and Buyer acknowledges and agrees that (a) YSI may make offers of employment to any of the Juvenile Business Employees to be effective as of the Closing Date, (b) some or all of such employees may accept employment with YSI, effective as of the Closing Date (such employees that accept employment, the “Transferred Employees”) and (c) neither GEO nor CSC shall be obligated to employ or continue to employ any Juvenile Business Employees following the Closing.
          (b) With respect to the Juvenile Business Employees, YSI shall assume and pay (in accordance with past practices, but in any event no later than when such amounts are due) all accrued but unpaid salary, wages, unused vacation and personal days (except as where required by applicable law) and bonuses attributable to services performed by the Juvenile Business Employees prior to and including the Closing Date.
          (c) Pursuant to the “Alternate Procedure” provided in Section 5 of Revenue Procedure 2004-53, 2004-34 IRB 320, to the extent permitted, (i) YSI and CSC shall report on a predecessor/successor basis as set forth therein, (ii) CSC will be relieved from filing a Form W-2 with respect to any Transferred Employees for the year that includes the Closing Date, (iii) YSI will undertake to file (or cause to be filed) a Form W-2 for each such Transferred Employee with respect to the entire year (including the portion during which such Transferred Employees are employed by CSC) that includes the Closing Date, and (iv) CSC agrees to cooperate with YSI and, upon request from YSI, provide YSI with information relating to the period during which the Transferred Employees are employed by CSC. Such information, if requested, shall be provided to YSI no later than 20 days before the due date for filing the Forms W-2.
          (d) With respect to the Juvenile Business Employees and/or the Transferred Employees, neither Buyer nor any YSI Entity shall take any action (i) to effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”) or (ii) which would impose any obligations or liabilities on CSC or GEO pursuant to the WARN Act.
     6.6 Employee Benefits.

          (a) CSC and YSI shall cooperate and perform all actions necessary to effectuate, as of the Closing, the termination of YSI’s participation in each employee benefit plan maintained or sponsored by CSC. YSI shall be responsible for adopting, implementing and administering all employee benefit plans relating to employees employed by the Juvenile Business following the Closing.
          (b) CSC shall pay all amounts withheld from the Transferred Employees’ pay pursuant to the Correctional Services Employee Stock Purchase Plan, effective July 1, 1997 (the “Stock Purchase Plan”), and not already otherwise used to purchase shares of CSC stock, to the Transferred Employees in accordance with the terms of the Stock Purchase Plan.
          (c) YSI shall be responsible for administering compliance under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and Health Insurance Portability and Accountability Act of 1996 for those Transferred Employees whose health insurance coverage terminates after or in connection with the Closing.
          (d) Nothing contained in this Section 6.6 or elsewhere in this Agreement shall be construed to prevent the termination of employment of any Transferred Employee or employee of YSI or any change in the employee benefits available to any such Person.
          (e) At Buyer’s request (at no cost to YSI and without unreasonable effort or expense to GEO), GEO shall cause CSC to provide Buyer with access to any relevant information and records that CSC has in its possession to assist YSI with the implementation of its employee benefit plans and/or the establishment of its contracts or agreements with insurance companies, insurance brokers, third party administrators, vendors or any other providers.
6.7 Insurance.
          (a) From and after the Effective Time, GEO shall cause CSC to keep all insurance policies presently maintained relating to the Juvenile Business and its properties in full force and effect through the close of business on the Closing Date, and, to the extent that YSI is a named beneficiary of such insurance policies as of the Effective Time, to cause YSI to continue to be a named beneficiary of such insurance policies up to the Closing Date the (“Existing Insurance Policies”); provided, however, that Buyer acknowledges and agrees that, as of the Closing Date, neither Buyer nor the YSI Entities will be insured under any insurance policies maintained by CSC or GEO, except (i) in the case of certain claims-made policies, to the extent that a claim has been reported as of the Closing Date and (ii) in the case of a policy that is an occurrence based policy, to the extent the accident, event or occurrence that results in an insurable loss occurs prior to the Closing Date, which claim shall be promptly reported or noticed by Buyer and/or the YSI Entities (A) in writing to the respective carrier and GEO, and (B) otherwise in accordance with the requirements of such policies. Without limiting the generality of the foregoing, Buyer and the YSI Entities accept the terms and conditions of the Existing Insurance Policies “AS IS” and hereby acknowledge and agree that Buyer and the YSI Entities shall only be covered under the Existing Insurance Policies to the extent that (1) the terms of such Existing Policies provide for such coverage, (2) Buyer and/or the YSI Entities, as applicable, pay the deductibles associated with any claims made by them following the Closing against the Existing Insurance Policies, and (3) the coverage limits under the Existing Insurance Policies have not been exhausted. To the extent that Buyer determines that any of the Existing

Insurance Policies do not provide adequate coverage for claims relating to the Juvenile Business arising prior to the Closing, it shall be Buyer’s sole responsibility, at Buyer’s sole expense, to secure separate insurance coverage for such claims. Buyer and the YSI Entities acknowledge and agree that coverage under the Existing Insurance Policies will only be available to the extent that all conditions precedent thereto under the terms of the Existing Insurance Policies have been satisfied. Notwithstanding anything to the contrary in this Agreement, GEO and Buyer agree that neither Buyer nor any of the YSI Entities shall have any coverage under any of the Existing Insurance Policies that provide coverage for the matter listed on Schedule 6.7(a), and Buyer and the YSI Entities agree to promptly execute any documents as reasonably requested by GEO in order to forego, waive or otherwise cancel any coverage or other rights that Buyer or any of the YSI Entities may otherwise have under any of the Existing Insurance Policies that provide coverage for the matter listed on Schedule 6.7(a).
          (b) With respect to those Existing Insurance Policies that are general liability or automobile liability policies, and any umbrella or excess policies related thereto (collectively, the “Existing Auto/GL Policies”), GEO and Buyer agree as follows: (i) Buyer shall, and shall cause the YSI Entities to, as a condition precedent to coverage, pay the applicable deductible with respect to any claims arising under such Existing Auto/GL Policies that are related to the Juvenile Business and arise from acts, omissions or incidents which occur prior to the Closing; (ii) GEO shall, and shall cause CSC to, as a condition precedent to coverage, pay the applicable deductible with respect to any claims made under such Existing Auto/GL Policies that are related to the Adult Business and arise from acts, omissions or incidents which occur prior to the Closing; (iii) each of GEO (including CSC and any of its Affiliates) and Buyer (including the YSI Entities) shall be entitled to insurance coverage under each Existing GL/Auto Policy in an amount not to exceed 70% and 30%, respectively, of the total aggregate limits available under each such policy; (iv) Buyer shall, and shall cause the YSI Entities to, indemnify and hold harmless GEO, CSC and their Affiliates for any Losses which they may incur as a result of (A) Buyer’s or any YSI Entity’s failure to pay any deductible amounts that they are required to pay pursuant to the terms of Section 6.07(b)(i), and (B) Buyer’s and/or any YSI Entity’s absorption of any amount of insurance coverage under any Existing Auto/GL Policy in excess of that to which it is entitled pursuant to the terms of Section 6.07(b)(iii); and (v) GEO shall, and shall cause CSC to, indemnify and hold harmless Buyer, the YSI Entities and their Affiliates for any Losses which they may incur as a result of (A) GEO’s or CSC’s failure to pay any deductible amounts that they are required to pay pursuant to the terms of Section 6.07(b)(ii), and (B) GEO’s or CSC’s absorption of any amount of insurance coverage under any Existing Auto/GL Policy in excess of that to which it is entitled pursuant to the terms of Section 6.07(b)(iii).
          (c) With respect to those Existing Insurance Policies that are workers’ compensation policies (the “Existing WC Policies”), GEO and Buyer agree as follows: (i) Buyer shall, and shall cause the YSI Entities to, as a condition precedent to coverage, pay the applicable deductible with respect to any claims arising under such Existing WC Policies that are related to the Juvenile Business and arise from acts, omissions or incidents which occur prior to the Closing; (ii) GEO shall, and shall cause CSC to, as a condition precedent to coverage, pay the applicable deductible with respect to any claims made under such Existing WC Policies that are related to the Adult Business and arise from acts, omissions or incidents which occur prior to the Closing; (iii) Buyer shall, and shall cause the YSI Entities to, pay GEO on a quarterly basis an amount equal to 30% of the aggregate financing and other fees, costs and expenses incurred by GEO or CSC during such period in order to maintain letters of credit which secure GEO’s,

CSC’s and/or the YSI Entities’ obligations to pay deductibles pursuant to the Existing WC Policies, (iv) Buyer shall, and shall cause the YSI Entities to, indemnify and hold harmless GEO, CSC and their Affiliates for any Losses which they may incur as a result of (A) Buyer’s or any YSI Entity’s failure to pay any deductible amounts that they are required to pay pursuant to the terms of Section 6.07(c)(i), and (B) Buyer’s and/or any YSI Entity’s failure to pay any amounts that they are required to pay pursuant to the terms of Section 6.07(c)(iii), and (v) GEO shall, and shall cause CSC to, indemnify and hold harmless Buyer, the YSI Entities and their Affiliates for any Losses which they may incur as a result of GEO’s or CSC’s failure to pay any deductible amounts that they are required to pay pursuant to the terms of Section 6.07(c)(ii).
          (d) Buyer shall, and shall on behalf of the YSI Entities, be fully responsible, to the extent that it deems necessary, for procuring and maintaining all insurance policies relating to the business and operations of the Juvenile Business following the Closing, including, but not limited to, general liability insurance, auto liability insurance, workers’ compensation insurance, property insurance, directors’ and officers’ liability insurance, employers’ liability insurance and health insurance.
          (e) Except as otherwise expressly provided by GEO in writing, subject to GEO’s reasonable oversight, Buyer and the YSI Entities, at their own cost and expense (except as otherwise reimbursable out of the Existing Insurance Policies), shall assume and maintain the defense of any Action related to the Juvenile Business; provided, however, that Buyer and the YSI Entities may only settle or compromise any such Action (i) in their reasonable discretion, with respect to any Action that would require the payment of less than $150,000, and (i) solely with the prior written consent of GEO, which shall not be unreasonably withheld, for any single Action that would require the payment of $150,000 or more.
          (f) GEO shall cause CSC to, and Buyer and the YSI Entities shall, reasonably cooperate to share policy information with respect to the Existing Insurance Policies, and, to the extent necessary, to pursue coverage actions against the insurers on the Existing Insurance Policies (provided that the party initiating any such coverage action shall bear all costs and expenses associated with such action).
     6.8 Cash, Accounts Receivable and Accounts Payable. GEO and Buyer agree that all cash (other than restricted cash in an amount not to exceed $50,000) relating to the Juvenile Business held by either CSC or YSI at the Closing Date shall be the sole and exclusive property of GEO, and Buyer agrees to promptly return any cash (other than restricted cash in an amount not to exceed $50,000) held by CSC or YSI at the Closing Date which Buyer inadvertently receives. At all times prior to the Closing, Sole Member agrees to take all actions within his authority that are necessary to cause CSC and/or YSI to collect all accounts receivable of the Juvenile Business in the ordinary course of business consistent with past practice. GEO agrees after the Effective Time to cause CSC to promptly remit any amounts collected by CSC after the Closing Date with respect to accounts receivable related to the Juvenile Business. Buyer agrees to cause YSI to promptly remit any amounts collected by YSI after the Closing Date with respect to accounts receivable arising under the Genesis Property. After the Closing Date, Buyer shall, and shall cause the YSI Entities to, pay consistent with past practices all accounts payable arising from or relating to the conduct of the Juvenile Business prior to the Closing, irrespective of whether such payables are in the name of CSC or any of the YSI Entities. At all times prior to the Closing, Sole Member agrees to take all actions within his authority that are necessary to cause CSC and/or YSI to pay all accounts payable of the Juvenile Business in the ordinary course of business consistent with past practice.
     6.9 Master Leases. Prior to the Closing, Buyer shall, and shall cause the YSI Entities to, cause the lessors of the equipment, automobiles and other assets utilized primarily in the operation of the Juvenile Business as of July 14, 2005 (the “Shared Leased Assets”) to enter into new leases with YSI for the Shared Leased Assets on substantially the same terms and conditions as the Shared Leased Assets are currently being leased to CSC; provided, however, that the foregoing shall not be interpreted to require that CSC guarantee, offer credit enhancement or otherwise pay any fees or amounts in order for YSI to obtain such new leases. Pending the execution of new leases for the Shared Leased Assets by YSI, the parties intend that all rights and obligations with respect to the Shared Leased Assets, to the extent assignable and subject to obtaining all Required Consents to such assignment, shall be assigned to and assumed by YSI. Following the Effective Time, GEO agrees to (and shall cause CSC to, and between the Effective Time and the Closing, cause YSI to) reasonably cooperate with Buyer to facilitate Buyer’s efforts under this Section 6.9. In the event that the Shared Leased Assets cannot be transferred from GEO to Buyer after Buyer’s and GEO’s good faith efforts to do so, GEO and/or CSC shall have the right to terminate any leases or other Contracts relating to such Shared Leased Assets.
     6.10 Joinder of YSI at Closing. Immediately upon Closing, Buyer shall cause YSI to execute a joinder to this Agreement in the form attached to this Agreement as Exhibit H (the “Joinder”), pursuant to which YSI, on a joint and several basis with Buyer and Sole Member, (i) shall be deemed to have made the representations and warranties made by Buyer in this Agreement, and (ii) shall undertake from and after Closing all covenants, obligations and agreements of Buyer pursuant to this Agreement including, without limitation, any indemnity obligations of Buyer hereunder.
     6.11 No Disposition of Shares. Between the Effective Time and the Closing, GEO shall not permit CSC to dispose of, transfer or assign, or pledge, mortgage or otherwise grant an interest in (except where such encumbrance or interest is released at Closing), any shares of capital stock of YSI or enter into any agreement to do the foregoing.
     6.12 Consents. Prior to the Closing, Buyer and Sole Member shall use their best efforts to obtain all Required Consents, in a form of consent to assignment and release reasonably satisfactory to GEO, and take all other actions, necessary, proper or advisable to effectuate at or prior to the Closing the Pre-Closing Transfers, provided that (i) any CSC Transfer shall be made in accordance with the terms of the CSC Juvenile Contracts, and (ii) any YSI Transfer shall be made in accordance with the terms of any contracts or agreements related to the Genesis Property or pursuant to which the Genesis Property Liabilities arise. Following the Effective Time, GEO shall (and shall cause CSC to, and between the Effective Time and the Closing, cause YSI to) reasonably cooperate with Buyer and Sole Member to facilitate Buyer’s and Sole Member’s efforts to obtain such Required Consents; provided, however, that notwithstanding anything to the contrary in this Agreement, Buyer agrees to buy the Purchased Shares “AS IS” and GEO and Buyer expressly acknowledge and agree that (i) the receipt of the Required Consents and/or any other third party consents is not, and shall not be deemed to be, a condition precedent to the Closing and the completion of the transactions contemplated hereby, (ii) the failure to obtain any Required Consents or any other third party consents shall in no event affect Buyer’s obligations to complete the Stock Purchase and the transactions contemplated hereby in accordance with the terms of this Agreement, (iii) in order to be valid, any Required Consents must be received by GEO prior to the Closing, (iv) any assets and/or liabilities designated for transfer as part of the Pre-Closing Transfers that are not transferred prior to the Closing (as evidenced by a bill of sale for such transfer having been delivered to the buyer thereof) shall thereafter remain the sole and exclusive property of CSC or YSI, as applicable, (v) neither GEO nor CSC shall have any obligation whatsoever to obtain the Required Consents, and (vi) Buyer’s sole and exclusive remedy against GEO, and GEO’s sole and exclusive remedy against Buyer, in the event that any of the Required Consents for the transfer of a CSC Juvenile Contract are not received prior to the Closing shall be un upward or downward adjustment in the Purchase Price, as applicable, in accordance with the terms of Schedule 6.12. Any such adjustment to the Purchase Price pursuant to this Section 6.12 shall be reflected in an equal adjustment to the Initial Cash Payment.
6.13 [INTENTIONALLY OMITTED]
     6.14 Transition Services. GEO and Buyer agree that Buyer shall be solely and exclusively responsible for all aspects and functions relating to the operation of the Juvenile Business. At Buyer’s request (at no cost to YSI and without unreasonable effort or expense to GEO), for a period of 60 days following Closing, GEO shall cause CSC to (i) provide Buyer with access to any relevant information and records that CSC has in its possession to assist YSI with the transition of any applicable administrative functions from CSC to YSI, and (ii) provide Buyer with access to the consolidated payroll system currently used by CSC and the YSI Entities. At Buyer’s request and expense, for a period of 60 days following Closing, GEO shall otherwise cause CSC to reasonably cooperate with YSI and make reasonable efforts to assist YSI with the transition of any applicable administrative functions from CSC to YSI.
     6.15 CSC Juvenile Ancillary Contracts. Following the Effective Time and prior to the Closing, to the extent transferable and provided that any third-party consents required to complete such transfer have been obtained (it being understood that neither GEO nor CSC shall have any obligation to obtain such consents), GEO shall cause CSC to transfer, and YSI to assume, on an “AS IS” basis for good and valuable consideration, (i) all rights under the ancillary contracts of the Juvenile Business to which CSC is a party (excluding the CSC Juvenile Contracts), each of which is listed on Schedule 6.15 attached hereto (the “CSC Juvenile Ancillary Contracts”), (ii) all duties, liabilities and obligations of CSC under, pursuant to or related to the CSC Juvenile Ancillary Contracts, whether arising prior to, on or after the Closing. To the extent that any CSC Juvenile Ancillary Contract or any right or benefit arising thereunder is not capable of being assigned or transferred to YSI without the consent or waiver of the other party thereto or any third party (and such consent or waiver has not been obtained by Buyer), or if such assignment or transfer or attempted assignment or transfer would constitute a breach thereof or a violation of any law, decree, order, regulation or other government edict, this Agreement shall not constitute an assignment or transfer thereof, or an attempted assignment or transfer thereof.
     6.16 Certain Covenants with Respect to Genesis Property. At GEO’s request and at no cost to GEO, the Sole Member shall use his commercially reasonable efforts to assist GEO and CSC to remove, settle or otherwise address the Genesis Property Liabilities, to GEO’s satisfaction. GEO shall reimburse the Sole Member for any direct out-of-pocket expenses incurred by the Sole Member in his efforts to comply with the terms of this Section 6.16.
     6.17 Excluded Assets. It is agreed and understood by GEO, Buyer and the Sole Member that it is the intent of all of the parties hereto that, notwithstanding anything to the contrary in this Agreement (including that the transactions contemplated hereby are being structured primarily as a stock purchase), Buyer is solely purchasing pursuant to this Agreement, and/or shall solely be entitled to receive hereby, such assets, whether owned, leased or otherwise held in the name of CSC or any of the YSI Entities, which were used primarily in the operation of the Juvenile Business as of July 14, 2005 (except for (i) accounts receivable related to the operation of the Juvenile Business, (ii) causes of actions against third parties related to the Juvenile Business (except for causes of action relating to the matter listed on Schedule 6.7), (iii) claims for coverage under the Existing Insurance Policies made in accordance with and subject to the terms of Section 6.7, and (iv) other assets used primarily in the operation of the Juvenile Business which are acquired after July 14, 2005 in the ordinary course of business and which would not have a material effect on the Pro Forma Balance Sheet, to which Buyer shall be entitled through the Closing Date) (collectively the “Designated Juvenile Assets”). GEO, Buyer and the Sole Member hereby covenant and agree that, to the extent that any assets of CSC or the YSI Entities other than the Designated Juvenile Assets (the “Excluded Assets”) are either (i) transferred to Buyer or any of the YSI Entities prior to the Closing Date, or (ii) are otherwise received, acquired or held by Buyer or any of the YSI Entities following the Closing Date, Buyer shall (A) immediately take all steps necessary to put CSC in possession of the Excluded Assets, free of any Liens, and/or (B) indemnify GEO and CSC for any Losses incurred or suffered by any of them as a result of the transfer to, acquisition by, or receipt or holding of such Excluded Assets by Buyer or the YSI Entities. GEO hereby covenants and agrees that, to the extent that any assets Designated Juvenile Assets are either (i) not transferred to Buyer or any of the YSI Entities at or prior to the Closing Date, or (ii) are otherwise held by CSC or GEO following the Closing Date, GEO shall, to the extent transferable and provided that any third-party consents required to complete such transfer have been obtained, immediately take all steps necessary to put Buyer in possession of such Designated Juvenile Assets.
     6.18 Covenants Relating to Certain Juvenile Facilities. Buyer and YSI shall indemnify GEO and CSC for any Losses (as defined below) incurred or suffered by either GEO or CSC arising out of or resulting from (i) the Charles H. Hickey Junior School (including, but not limited to, CSC’s or YSI’s operation thereof) (the “Hickey School”), (ii) any failure to comply with the terms of that certain [Settlement Agreement] (the “Settlement Agreement”), and (iii) any Actions initiated and/or undertaken by the Department of Justice in connection with or relating to the Hickey Facility, the Settlement Agreement or any other juvenile facilities now or previously operated by CSC or YSI.
ARTICLE VII
INDEMNIFICATION
     7.1 Agreement by GEO for Indemnification. GEO agrees to indemnify and hold Buyer, the YSI Entities and their respective stockholders, directors, officers, employees, attorneys and Affiliates harmless from and against the aggregate of all Losses incurred or suffered by any such Person arising out of or resulting from (a) any breach of a representation or warranty made by GEO in this Agreement, (b) any breach of the covenants, obligations or agreements made by GEO in this Agreement, (c) any inaccuracy in any certificate, instrument or other document delivered by GEO as required by this Agreement, (d) the Genesis Property Liabilities, (e) GEO or CSC’s operation of the Adult Business following the Closing, and/or (f) the matter described on Schedule 6.7(a).
     7.2 Agreement by Buyer and YSI for Indemnification.
          (a) Each of Buyer and YSI, jointly and severally, agrees to indemnify and hold GEO and its stockholders, directors, officers, employees, attorneys and Affiliates (collectively, the “GEO Indemnified Parties”) harmless from and against the aggregate of all Losses incurred or suffered by GEO or CSC arising out of or resulting from (i) any breach of a representation or warranty made by Buyer, Sole Member or YSI in this Agreement, (ii) any breach of the covenants, obligations or agreements made by Buyer, Sole Member or YSI in this Agreement, (iii) any inaccuracy in any certificate, instrument or other document delivered by Buyer, Sole Member or YSI as required by this Agreement, (iv) the Juvenile Business (including, but not limited to, CSC’s or YSI’s operation thereof) prior to the Closing, (v) the Juvenile Business (including, but not limited to, YSI’s operation thereof) following the Closing, (vi) the CSC Juvenile Liabilities, (vii) obligations arising under the Crisp County Performance Bond, and/or (viii) Buyer’s failure to fulfill any of its payment obligations under the Note.
          (b) No indemnification under Section 7.2(a) shall be due unless the aggregate amount of Losses incurred or suffered by GEO or CSC (aggregating all indemnifiable matters under such Section and Section 7.3(a)) due exceeds $31,250 (the “Indemnification Threshold”), in which case indemnity shall become due for the entire amount of such Losses including the Indemnification Threshold.
          (c) The maximum amount of Losses for which the GEO Indemnified Parties shall be entitled to be indemnified under Section 7.2(a) for any breach of a representation or warranty made by Buyer, Sole Member or YSI in this Agreement shall be equal to the amount of the Purchase Price (the “Buyer/YSI Indemnification Cap”); provided, however, that the Buyer/YSI Indemnification Cap shall not apply to breaches of the covenants, obligations or agreements made by Buyer, Sole Member or YSI in this Agreement or any of the other bases for indemnification set forth in clauses (ii), (iii) (iv), (v), (vi), (vii) and (viii) of Section 7.2(a), and any Losses incurred by the GEO Indemnified Parties arising from such breaches shall be fully indemnified by Buyer and YSI.
          (d) Any Losses otherwise indemnifiable by Buyer and YSI pursuant to this Section 7.2(a) shall be offset against any amounts paid with respect to such Losses by the Sole Member pursuant to Section 7.3(a).
     7.3 Agreement by Sole Member for Indemnification.
          (a) Sole Member agrees to indemnify and hold the GEO Indemnified Parties harmless from and against the aggregate of all Losses incurred or suffered by GEO or CSC arising out of or resulting from (i) any breach of a representation or warranty made by Sole Member in this Agreement, (ii) any breach of the covenants, obligations or agreements made by

Buyer, Sole Member or YSI in this Agreement, (iii) any inaccuracy in any certificate, instrument or other document delivered by Buyer or Sole Member as required by this Agreement, (iv) obligations arising under the Crisp County Performance Bond, and/or (v) Buyer’s failure to fulfill any of its payment obligations under the Note.
          (b) No indemnification under Section 7.3(a) shall be due unless the aggregate amount of Losses incurred or suffered by GEO or CSC (aggregating all indemnifiable matters under such Section and Section 7.2(a)) due exceeds the Indemnification Threshold, in which case indemnity shall become due for the entire amount of such Losses including the Indemnification Threshold.
          (c) The maximum amount of Losses for which the GEO Indemnified Parties shall be entitled to be indemnified under Section 7.3(a) shall be One Million Dollars ($1,000,000) (the “Sole Member Indemnification Cap”).
          (d) At the Closing, Sole Member shall deliver to GEO a clean, irrevocable letter of credit (the “Letter of Credit”), securing his indemnification obligations pursuant to Section 7.3(a). The Letter of Credit shall be maintained for a period of four (4) years following the Closing and shall be in an amount equal to $750,000 for the first three (3) years following the Closing and in an amount equal to $500,000 for the last year of the four year period. GEO shall not call the Letter of Credit unless (i) GEO believes, in its reasonable discretion, that a GEO Indemnified Party has suffered a Loss as a result of any breach of the covenants, obligations or agreements made by Buyer, Sole Member or YSI in Sections 6.4, 6.5, 6.6, 6.7 or 6.8 of this Agreement and/or Buyer’s failure to fulfill any of its payment obligations under the Note (including upon an Event of Default (as defined under the terms of the Note)), or (ii) in the event that it is finally determined in accordance with Section 12.9 that a GEO Indemnified Party is entitled to indemnification under Section 7.3(a).
          (e) Any Losses otherwise indemnifiable by the Sole Member pursuant to Section 7.3(a) shall be offset against any amounts paid with respect to such Losses by Buyer or YSI pursuant to Section 7.2(a).
     7.4 Survival of Representations and Warranties. Each covenant or agreement in this Agreement shall survive the Closing without limitation as to time. Each representation and warranty in this Agreement shall survive the Closing until the third (3rd) anniversary of the Closing Date. Notwithstanding any knowledge of facts determined or determinable by any party hereto, such party shall have the right to fully rely on the representations, warranties, covenants, obligations and agreements of the other parties hereto contained in this Agreement or in any other instrument or other document required to be delivered in connection herewith. Each representation, warranty, covenant, obligation and agreement contained in this Agreement is independent of each other representation, warranty, covenant, obligation and agreement. Provided notice of any claim for indemnification pursuant to this Article VII is given to the party against whom indemnification is sought prior to the termination of the relevant survival period, the party seeking indemnification shall have the right to pursue such claim for indemnification following the termination of the relevant survival period.
     7.5 Allocation of Tax Liabilities; Indemnification.

          (a) Subject to Section 7.6, GEO and CSC shall be liable for and shall hold the YSI Entities harmless against any liability for Taxes of (i) GEO and CSC and its subsidiaries (other than the YSI Entities) for any taxable year or other taxable period that ends on or before the Closing Date and, in the case of any taxable year or other taxable period that includes the Closing Date, that part of the taxable year or other taxable period that ends at the close of the Closing Date, and (ii) the YSI Entities that are attributable to any other corporation and that are imposed on the YSI Entities as a result of membership of the YSI Entities in a consolidated, combined or unitary group which includes GEO or CSC prior to the Closing Date.
          (b) Buyer shall be liable for and shall hold GEO harmless against any liability for Taxes of the YSI Entities for any taxable year or other taxable period that begins after the close of the Closing Date and, in the case of any taxable year or other taxable period that includes the Closing Date, that part of the taxable year or other taxable period that begins after the close of the Closing Date.
          (c) Whenever it is necessary for purposes of this Section 7.4 to determine the liability for Taxes for a taxable year or period that begins on or before and ends after the Closing Date, the determination shall be made by assuming a taxable year which ended at the close of business on the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis (such as the deduction for depreciation) shall be apportioned on a time basis.
          (d)     (i) Buyer shall promptly notify GEO in writing upon receipt by Buyer, or any of its Affiliates, of notice of any pending or threatened audits or assessments relating to Taxes for which GEO or CSC would be required to indemnify Buyer pursuant to Section 7.5(a).
               (ii) GEO shall have the sole right to represent GEO’s interest in any audit or administrative or court proceeding relating to any such Taxes that GEO or CSC is required to indemnify pursuant to Section 7.5(a), and to employ counsel of its choice at its expense. Notwithstanding the foregoing, GEO shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for such Taxes which would materially adversely affect the liability for such Taxes of Buyer or the YSI Entities for any period after the Closing Date without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed. If GEO elects not to assume the defense of any claim for such Taxes which may be the subject of indemnification by GEO pursuant to Section 7.5(a), GEO shall be entitled to participate in such defense at its expense. Neither Buyer nor the YSI Entities may agree to settle any claim for such Taxes which may be the subject of indemnification by GEO under Section 7.5(a) without the prior written consent of GEO, which consent shall not be unreasonably withheld or delayed.
          (e) GEO shall have no liability under Section 7.5(a) for the payment of any Taxes attributable to or resulting from any action described in Section 7.6.
          (f) The indemnities provided under this Section 7.5, shall be in addition to those provided in the remainder of Article VII.

          (g) Any stamp tax, transfer tax, or other tax (excluding income tax) imposed in connection with the transfers contemplated by this Agreement shall be borne solely by GEO.
     7.6 Tax Covenant. Buyer covenants that it will not cause or permit any Affiliate of Buyer to make or change any Tax election, amend any Tax Return or take any Tax position on any Tax Return, take any action, omit to take any action or enter into any transaction that results in any increased Tax liability or reduction of any Tax asset of GEO or CSC in respect to any Tax period including the Closing Date or ending on or before the close of business on the Closing Date.
     7.7 Returns and Reports.
          (a) Following the Closing, GEO shall file or cause to be filed when due all Tax Returns with respect to Taxes that are required to be filed by or with respect to the YSI Entities for taxable years or periods ending on or before the Closing Date. Buyer shall file or cause to be filed when due all Tax Returns with respect to Taxes that are required to be filed by or with respect to the YSI Entities for taxable years or periods ending after the Closing Date and shall pay any Taxes due in respect of such Tax Returns. A copy of such Tax Returns shall be provided to the Buyer for its review within 30 days prior to the due date (including extensions) for the filing thereof.
          (b) With respect to any such Tax Return that covers a period beginning before and ending after the Closing Date, a copy of such Tax Return shall be provided to GEO within 30 days prior to the due date (including extensions) for the filing thereof, and GEO shall have the right to approve (which approval shall not be unreasonably withheld or delayed) such Tax Return to the extent it relates to the portion of the period ending on the Closing Date.
     7.8 Cooperation; Access to Records. After the Closing Date, GEO and Buyer shall:
          (a) assist (and cause its respective Affiliates to assist) the other party in preparing any Tax Returns or reports which such other party is responsible for preparing and filing in accordance with Section 7.7;
          (b) cooperate fully in preparing for and conducting any audits of, or disputes with taxing authorities regarding, any Tax Returns of GEO, CSC or the YSI Entities;
          (c) make available to the other party and to any taxing authority as reasonably requested all records, documents, accounting data and other information relating to Taxes of GEO, CSC or the YSI Entities;
          (d) furnish the other party with copies of all correspondence received from any taxing authority in connection with any tax audit or information request with respect to any such taxable period for which the other party may have a liability under Section 7.5; and
          (e) execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.8.

     7.9 Refunds. Any refunds (including interest thereon) of Taxes paid or indemnified by GEO or CSC pursuant to Section 7.5(a) shall be for the account of GEO. Any refunds (including interest thereon) of Taxes paid or indemnified by Buyer pursuant to Section 7.5(b) shall be for the account of Buyer. Buyer agrees to assign and promptly remit (and to cause the YSI Entities to assign and promptly remit) to GEO all refunds (including interest thereon) of Taxes which GEO is entitled to hereunder and which are received by Buyer or the YSI Entities or any other Affiliate of Buyer. GEO agrees to assign and promptly remit to Buyer all refunds (including interest thereon) of Taxes which Buyer is entitled to hereunder and which are received by GEO or any of its Affiliates.
     7.10 Price Adjustment. Buyer and GEO agree that any payment made under this Section 7.4 through 7.10 will be treated by the parties on its Tax Returns as an adjustment to the Purchase Price.
     7.11 Survival. Notwithstanding anything in this Agreement to the contrary, the provisions of Sections 7.4 through 7.10 shall survive through the applicable statute of limitations as the same may be extended plus 30 days thereafter.
     7.12 No Bar; Remedies Cumulative. The remedies provided herein shall be cumulative and shall not preclude any party hereto from asserting any other right, or seeking any other remedies against any other party to this Agreement.
ARTICLE VIII
CONDITIONS TO THE OBLIGATIONS
OF THE PARTIES
     8.1 Conditions to the Obligations of Buyer. The obligations of Buyer to effect the transactions contemplated hereby, shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by Buyer:
          (a) The Effective Time shall have occurred;
          (b) GEO shall have caused CSC to transfer to Buyer the Purchased Shares in accordance with Section 1.2;
          (c) The representations and warranties of GEO contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date or, to the extent representations and warranties speak as of an earlier date, as of such earlier date;
          (d) GEO shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;
          (e) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Stock Purchase or any Pre-Closing Transfers illegal or otherwise prohibiting consummation of the Stock Purchase or any Pre-Closing Transfers;
          (f) The Pre-Closing Transfers shall have occurred, except to the extent any portion of such Pre-Closing Transfers have not occurred because a Required Consent has not been obtained; and
          (g) Buyer shall have received insurance coverage for the Juvenile Business in the areas of workers’ compensation, general liability, automobile, and employee health, with terms reasonably acceptable to the Buyer.
     8.2 Conditions to the Obligations of GEO. The obligations of GEO to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by GEO:
          (a) The Effective Time shall have occurred;
          (b) Buyer shall have delivered to CSC the Purchase Price in accordance with Section 1.3 including, without limitation, the Promissory Note to be delivered by Buyer thereunder;
          (c) The representations and warranties of Buyer contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date or, to the extent representations and warranties speak as of an earlier date, as of such earlier date;
          (d) Buyer shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by him on or prior to the Closing Date;
          (e) The Sole Member shall have delivered to GEO the Letter of Credit; and
          (f) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Stock Purchase or any Pre-Closing Transfers illegal or otherwise prohibiting consummation of the Stock Purchase or any Pre-Closing Transfers.
ARTICLE IX
TERMINATION
     9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, as follows (the date of any such termination, the “Termination Date”):
          (a) by the mutual written consent of GEO and Buyer;

          (b) automatically in the event that the Merger Agreement shall be terminated;
          (c) by either GEO or Buyer if the Closing shall not have occurred on or before the earlier to occur of: (i) 11:59 p.m., Eastern Time, on the date of the Effective Time; or (ii) December 1, 2005; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to either party hereto if such party’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.
          (d) by either GEO or Buyer if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) or taken any other action (including the failure to have taken an action) which has become final and non-appealable and has the effect of making the consummation of the Stock Purchase illegal or otherwise preventing or prohibiting consummation of the Stock Purchase;
          (e) by GEO, if GEO is not in material breach of its obligations under this Agreement, and if there shall have been a breach of any representation, warranty, covenant, obligation or agreement on the part of Buyer or YSI contained in this Agreement, or if any such representation or warranty shall have become untrue or inaccurate, such that (i) the conditions set forth in subsections (c) or (d) of Section 8.2 would not be capable of being satisfied, and (ii) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, has not been cured within 30 days after notice to Buyer; or
          (f) by Buyer, if Buyer is not in material breach of its obligations under this Agreement, and if there shall have been a breach of any representation, warranty, covenant, obligation or agreement on the part of GEO contained in this Agreement, or if any such representation or warranty shall have become untrue or inaccurate, such that (i) the conditions set forth in subsections (c) or (d) of Section 8.1 would not be capable of being satisfied, and (ii) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, has not been cured within 30 days after notice to GEO.
9.2 Termination Fees; Effect of Termination.
          (a) Buyer and the Sole Member agree that if this Agreement shall be terminated by GEO pursuant to Section 9.1(e), then Buyer and/or the Sole Member shall pay GEO a termination fee of $250,000 (the “Termination Fee”) in immediately available funds no later than two business days after such termination by GEO.
          (b) GEO agrees that if this Agreement shall be terminated by Buyer pursuant to Section 9.1(f), then GEO shall pay Buyer the Termination Fee in immediately available funds no later than two business days after such termination by Buyer.
          (c) Notwithstanding anything to the contrary in this Agreement, except as otherwise set forth in Section 9.2(d), in the event of a termination of this Agreement pursuant to Section 9.1(e), (i) GEO’s receipt of the Termination Fee pursuant to Section 9.2(a) shall constitute liquidated damages and shall be the sole and exclusive remedy of GEO for (A) any breach of any representation, warranty, covenant, obligation or agreement contained in this Agreement on the part of Buyer or Sole Member, (B) any Losses suffered by GEO as a result of the failure of the Stock Purchase and the other transactions contemplated hereby to be consummated, and/or (C) any other Losses incurred by GEO in connection with this Agreement, and upon payment of the Termination Fee, none of the Sole Member or Buyer, or any officers, directors, employees, agents, representatives or stockholders of Buyer, shall have any further liability or obligation relating to or arising out of this Agreement. Notwithstanding anything to the contrary in this Agreement, except as otherwise set forth in Section 9.2(d), in the event of a termination of this Agreement pursuant to Section 9.1(f), (i) Buyer’s receipt of the Termination Fee pursuant to Section 9.2(b) shall constitute liquidated damages and shall be the sole and exclusive remedy of Buyer for (A) any breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of GEO, (B) any Losses suffered by Buyer as a result of the failure of the Stock Purchase and the other transactions contemplated hereby to be consummated, and/or (C) any other Losses incurred by Buyer in connection with this Agreement, and upon payment of the Termination Fee, none of GEO or any officers, directors, employees, agents, representatives or stockholders of GEO, shall have any further liability or obligation relating to or arising out of this Agreement.
          (d) Prior to the termination of this Agreement pursuant to Section 9.1, GEO and Buyer shall have the right to seek specific performance of the terms hereof in the event that any provisions of this Agreement are not performed in accordance with the terms hereof, to the extent available under applicable Law.
          (e) Each of GEO and Buyer acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement. In the event that Buyer shall fail to pay the Termination Fee if and when due or GEO shall fail to pay the Termination Fee if and when due, GEO or Buyer, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.2.
          (f) Except as otherwise provided in this Section 9.2 and Article XII (which shall survive any termination of this Agreement), in the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto to any other party hereto including any third-party beneficiary thereof.
ARTICLE X
CHANGE IN CONTROL
     10.1 Change in Control Transaction. In the event that, during the 24 month period following the Closing (the “Targeted Change in Control Period”), the Sole Member, Buyer, any YSI Entity, or any of their Affiliates, enters into an agreement or other arrangement which, directly or indirectly, would, either immediately or with the passage of time, result in a Change in Control, then, upon the consummation of such Change in Control (provided that such Change in Control is consummated during the Targeted Change in Control Period or within 12 months thereafter) GEO and/or CSC shall be entitled to receive fifty percent (50%) of the Net Proceeds (as defined below) received by the Sole Member, Buyer, the applicable YSI Entity, or any of their Affiliates, as the case may be, in connection with such Change in Control, in the same form and at the same time as such Net Proceeds are paid to the Sole Member, Buyer, the applicable YSI Entity, or such Affiliates, as the case may be.
     10.2 Certain Terms Defined. For the purposes of this Agreement:
          (a) “Change in Control” means a transaction, or series of transactions, pursuant to which any of the following shall have occurred: (i) any Person, or any two or more Persons acting as a group, other than James F. Slattery and his Affiliates, (a “Group”) shall, through sale, merger, consolidation or otherwise, obtain ownership or Control of (A) more than fifty percent (50%) of the outstanding common stock or other equity interests of any Control Person, (B) more than fifty percent (50%) of the outstanding voting power, with respect to the election of members of the board of directors or other similar body, of any Control Person, or (C) more than fifty percent (50%) of the outstanding economic interests of any Control Person; or (ii) any Person or Group, shall acquire 50% or more of the assets of the Juvenile Business;
          (b) “Change in Control Percentage” means a percentage equal the actual percentage of the equity, voting power or economic interests in any Control Person, or the percentage of assets of the Juvenile Business (calculated by reference to the revenues generated by such assets as compared to the aggregate revenues of the Juvenile Business during the most recently completed fiscal year of the Juvenile Business), acquired by a Person or Group other than James F. Slattery and his Affiliates.
          (c) “Control” means (i) the power to vote thirty percent (30%) or more of the securities or other equity interests of a Person having ordinary voting power, or (ii) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise;
          (d) “Control Person” means any of Buyer, any YSI Entity or any Person which then owns or controls the Juvenile Business.
          (e) “Net Proceeds” means all gross proceeds of any kind or nature directly or indirectly received by the Sole Member, Buyer, any YSI Entity, or any of their Affiliates, in connection with or as a result of a Change in Control, less (i) any outstanding indebtedness of Buyer or any YSI Entity that is borrowed on an arms-length basis on market terms and which is extinguished and fully paid off in connection with such a Change in Control (other than the Promissory Note), less (ii) any amounts contributed by Buyer or the Sole Member to the Juvenile Business at any time, including contributions of equity capital, that are contributed on an arms-length basis on market terms and which are repaid or otherwise returned to the Buyer or the Sole, as the case may be, in connection with such a Change in Control, less (iii) the Proportionate Threshold Amount, plus (iv) any amounts directly or indirectly received by Sole Member or any Control Person, or any of their Affiliates, at any time, that constitute golden parachute or severance payments, dividends, loans, related party transactions (other than on market terms) or other extraordinary compensation (including, but not limited to, any amounts which shall be paid to any of them in connection with the Change in Control, other than in their capacity as equity participants in the Juvenile Business); and

          (f) “Proportionate Threshold Amount” means the (i) amount of the Purchase Price actually paid by Buyer to CSC under the terms of this Agreement multiplied by (ii) the Change in Control Percentage.
     10.3 Audit Rights. In the event of a Change in Control, upon the request of GEO, the Sole Member, Buyer and the YSI Entities shall provide GEO in a timely manner with reasonable access to all records, documents and other information necessary to audit and confirm compliance by the Sole Member, Buyer and YSI with the provisions of this Article X.
ARTICLE XI
DEFINITIONS
     11.1 Defined Terms. As used herein, the following terms shall have the following meanings:
     “Affiliate” shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the Closing Date.
     “Expenses” means any and all expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals).
     “GAAP” means generally accepted accounting principles in effect in the United States of America from time to time.
     “Knowledge of the Sole Member” whether or not capitalized, means, with respect to any fact or other matter, (i) James F. Slattery’s actual knowledge of such fact or other matter, and/or (ii) a fact or matter that James F. Slattery would reasonably be expected to have knowledge of given his (a) position as Chief Executive Officer and President of CSC prior to the Effective Time and (b) his management and operation of the Juvenile Business.
     “Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction, charge (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code) or other claim of any kind, including, but not limited to, any easement, right of way or other encumbrance to title, or any option, right to purchase, right to lease, right of first refusal, right of first offer or other similar rights.
     “Losses” means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, Expenses, deficiencies or other charges.
     “Person” means an individual, partnership, corporation, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority or other entity, of whatever nature.

     “Taxes” means all taxes, fees or other assessments, including, but not limited to, income, excise, property, sales, franchise, intangible, payroll, withholding, social security and unemployment taxes imposed by any federal, state, local or foreign governmental agency, and any interest or penalties related thereto.
11.2 Other Definitional Provisions.
          (a) All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires.
          (b) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.
          (c) All matters of an accounting nature in connection with this Agreement and the transactions contemplated hereby shall be determined in accordance with GAAP applied on a basis consistent with prior periods, where applicable.
          (d) As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

     11.3 Term Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Adult Business	Recitals
Agreement	Preamble
Asset Transfers	2.2
Buyer	Preamble
Closing	1.4
Closing Date	1.4
Contract	3.5
Crisp County Performance Bond	5.4
CSC	Recitals
CSC Closing	2.1
CSC Juvenile Contracts	Recitals
CSC Juvenile Assets	Recitals
Effective Time	Recitals
Genesis Property	Recitals
Governmental Authority	3.5
Juvenile Assets	Recitals
Juvenile Business	Recitals
Juvenile Medicaid Services	5.12
Juvenile Permits	5.12
Law	3.5
Medicaid Permits	5.12
Merger	Recitals
Merger Agreement	Recitals
Promissory Note	1.3
Purchase Price	1.3
Purchased Shares	Recitals
Required Permits	5.12
Required Consents	2.1
Shared Leased Assets	5.8
Sole Member	Recitals
Stock Purchase	Recitals
Target Juvenile Business Net Book Value	3.8
YSI	Recital
YSI Closing	2.2
YSI Entities	Recitals

ARTICLE XII
GENERAL PROVISIONS
     12.1 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be delivered by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery, or facsimile transmission if such transmission is confirmed by delivery by certified or registered mail (first class postage pre-paid) or guaranteed overnight delivery, to the following addresses and telecopy numbers (or to such other addresses or telecopy numbers which such party shall designate in writing to the other party):

if to GEO to:	with a copy to:

The GEO Group, Inc. One Park Place 621 Northeast 53rd Street, Suite 700 Boca Raton, FL 33487 Attention: John J. Bulfin, Senior Vice President and General Counsel Facsimile: (561) 999-7635	Akerman Senterfitt One S.E. Third Avenue, 27th Floor Miami, FL 33131 Attention: Jose Gordo, Esq. Facsimile: (305) 374-5095

if to YSI or Buyer:	with a copy to:

Youth Services International, Inc. 1819 Main Street, Ste. 1000 Sarasota, FL 34236 Attention: James F. Slattery	Baker Botts L.L.P. 2001 Ross Avenue, Suite 700 Dallas, Texas 75201 Attention: William D. Howell Facsimile: (214) 953-6503
     12.2 Entire Agreement; Recitals. This Agreement (including the Schedules attached hereto and the Recitals set forth on the first page hereof) and other documents delivered concurrently herewith, contains the entire understanding of the parties in respect of its subject matter and supersedes all prior agreements and understandings (oral or written) between or among the parties with respect to such subject matter. The Schedules constitute a part hereof as though set forth in full above. The Recitals are true and correct and are incorporated herein by reference.
     12.3 Expenses. Except as otherwise provided herein, the parties shall pay their own fees and expenses, including their own professional fees, incurred in connection with this Agreement or any transaction contemplated hereby.
     12.4 Amendment; Waiver. This Agreement may not be modified, amended, supplemented, canceled or discharged, except by written instrument executed by all parties. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. The rights and remedies of the parties under this Agreement are in addition to all other rights and remedies, at law or equity, that they may have against each other.
     12.5 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. Nothing expressed or implied herein shall be construed to give any other person any legal or equitable rights hereunder. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned or delegated by any party hereto without the prior written consent of the other parties hereto.
     12.6 Counterparts; Execution by Facsimile. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement. Delivery of an executed counterpart hereof by facsimile shall be effective as manual delivery of an executed counterpart hereof.
     12.7 Interpretation. When a reference is made in this Agreement to an article, section, paragraph, clause, schedule or exhibit, such reference shall be deemed to be to this Agreement unless otherwise indicated. The headings contained herein and on the schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or the schedules. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Time shall be of the essence in this Agreement.
     12.8 Governing Law; Interpretation. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the State of Florida applicable to contracts executed and to be wholly performed within such State, without regard to conflict of laws principles.
     12.9 Dispute Resolution/Arbitration.
          (a) The parties agree to negotiate in good faith to resolve any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, non-performance, validity or breach of this Agreement; provided that whether the parties negotiated in good faith to resolve any disputes will not be an issue to be resolved in any forum. In the event the parties are unable to resolve any such dispute, any party may demand that the dispute (but excluding any Termination Dispute discussed below) be determined by arbitration, and the place of arbitration shall be Orlando, Florida. Such arbitration shall be conducted by the American Arbitration Association (“AAA”) and, except as otherwise provided herein, in accordance with the rules of the AAA in effect at the time of such arbitration, by, and all decisions and awards shall be rendered by, three arbitrators listed on the AAA roster, one appointed by GEO, one appointed by Buyer and one appointed by the two arbitrators appointed by the parties. All decisions and awards rendered by the arbitrators shall be final, binding and nonappealable, and judgment may be entered on any such award by any state or federal court having competent jurisdiction. The prevailing party in any arbitration conducted pursuant to this Section 12.9(a) shall be entitled to reimbursement from the non-prevailing party of all attorneys’ fees and other costs and expenses associated with such arbitration and/or the initiation or defense thereof.
          (b) Notwithstanding anything to the contrary set forth in subsection (a) of this Section 12.9, any disputes related to the termination of this Agreement including, without limitation, any disputes regarding the propriety thereof or any liabilities or damages resulting therefrom (collectively, the “Termination Disputes”) shall be heard and determined exclusively by the state and federal courts of Orange County, Florida, and each party hereto submits to the exclusive jurisdiction of such courts with respect to any Termination Disputes. Each party hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to a Termination Dispute brought in Orange County, Florida or any judgment entered by any court located in Orange County, Florida in respect thereof. A final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
     12.10 Certain Limitations Relating to Sole Member. The Sole Member is not entering this Agreement in his capacity as a director or officer of CSC, and nothing contained herein shall require the Sole Member to take, or prevent Sole Member from taking, any actions in his capacity as an officer or director of CSC. Sole Member reserves the right to take any actions he determines in his sole discretion are necessary in order to fulfill his fiduciary duties as an officer or director of CSC.
     12.11 Arm’s Length Negotiations. Each party herein expressly represents and warrants to all other parties hereto that (a) before executing this Agreement, said party has fully informed itself of the terms, contents, conditions and effects of this Agreement; (b) said party has relied solely and completely upon its own judgment in executing this Agreement; (c) said party has had the opportunity to seek and has obtained the advice of counsel before executing this Agreement; (d) said party has acted voluntarily and of its own free will in executing this Agreement; (e) said party is not acting under duress, whether economic or physical, in executing this Agreement; and (f) this Agreement is the result of arm’s length negotiations conducted by and among the parties and their respective counsel.
     12.12 No Reliance on Promises Not Set Forth Herein. No promise or representation has been made to Buyer to induce it to enter into this Agreement that is not set forth in this Agreement and the Buyer executed this Agreement freely, voluntarily and without reliance upon any statement or representation by CSC, GEO or any of their Affiliates.
     12.13 Buyer Has Read this Agreement. Buyer has read and fully understands this Agreement and the meaning of its provisions and has had the opportunity to consult with an attorney before entering into this Agreement.

     12.14 JURY TRIAL WAIVER. EACH OF GEO AND BUYER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THE PARTIES ACKNOWLEDGE THAT EACH OF THEM HAS BEEN REPRESENTED BY AN ATTORNEY OR HAS HAD AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY IN CONNECTION WITH THIS JURY TRIAL WAIVER AND UNDERSTANDS THE LEGAL EFFECT OF THIS WAIVER.
[Signatures Begin on Following Page]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

THE GEO GROUP, INC.
By:	/s/ George C. Zoley
	Name:	George C. Zoley
	Title:	Chairman and CEO

JFS DEVELOPMENT , LLC
By:	/s/ James F. Slattery
	Name:	James F. Slattery
	Title:	President

THE SOLE MEMBER:
/s/ James F. Slattery
James F. Slattery, individually